UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                           A-FEM MEDICAL CORPORATION
          (fka Athena Medical Corp. -- name change effective 11/12/97)
          ------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   00105V105
                                   ---------
                                 (CUSIP Number)


                           Carmen M. Calzacorta, Esq.
                          Schwabe, Williamson & Wyatt
                     1211 SW Fifth Avenue, Suites 1600-1800
                          Portland, Oregon 97204-3795
                                  503-222-9981
               -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 22, 1999
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 00105V105
-------------------
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Capital Consultants LLC (formerly Capital Consultants, Inc.) EIN 93-1269691

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)

                  (b)

3.       SEC Use Only

4.       Source of Funds (See Instructions)  OO; WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.       Citizenship or Place of Organization    Oregon



Number of                  7.       Sole Voting Power                 56,991
Shares Beneficially
Owned by                   8.       Shared Voting Power            6,703,914
Each Reporting
Person With                9.       Sole Dispositive Power            56,991

                           10.      Shared Dispositive Power       6,703,914

11.      Aggregate Amount Beneficially Owned by Each Reporting Person  6,760,905

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.      Percent of Class Represented by Amount in Row (11)    41.4%

14. Type of Reporting Person (See Instructions) IA; OO - limited liability company

CUSIP No. 00105V105
-------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Jeffrey L. Grayson

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)

                  (b)

3.       SEC Use Only

4.       Source of Funds (See Instructions)  OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.       Citizenship or Place of Organization    USA



Number of                  7.       Sole Voting Power                0
Shares Beneficially
Owned by                   8.       Shared Voting Power            6,760,905
Each Reporting
Person With                9.       Sole Dispositive Power         0

                           10.      Shared Dispositive Power       6,760,905

11.      Aggregate Amount Beneficially Owned by Each Reporting Person  6,760,905

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.      Percent of Class Represented by Amount in Row (11)    41.4%

14.      Type of Reporting Person (See Instructions)
                  IN

Item 1. Security and Issuer

a)   Name and Address of Principal Executive Offices of Issuer:

     A-FEM Medical Corporation ("Issuer")
     10180 SW Nimbus Avenue, Suite J5
     Portland, Oregon 97223

b) Title and Class of Equity Securities: Common Stock, par value $.01 per share ("Common Stock")

Item 2. Identity and Background

a)   -c), f)

Reporting Persons
-----------------

This statement is filed by Capital Consultants LLC, an Oregon limited liability company (formerly, Capital Consultants, Inc., an Oregon corporation) ("CCL"), and Jeffrey L. Grayson, a U.S. citizen ("Reporting Persons"). CCL is a registered investment adviser engaged in providing investment advisory services. Jeffrey L. Grayson is the Chairman and Chief Executive Officer of CCL. The principal business and office address of each of the Reporting Persons is 2300 SW First Avenue, Suite 200, Portland, Oregon 97201.

Officers/Managers of CCL
------------------------

Barclay L. Grayson, a U.S. citizen, is the President of CCL. Blake J. Grayson, a U.S. citizen, is the Portfolio Manager of CCL. The principal business and office address of Barclay L. Grayson and Blake J. Grayson is 2300 SW First Avenue, Suite 200, Portland, Oregon 97201.

d) During the last five years none of the Reporting Persons or any officer or manager of CCL has been convicted in any criminal proceeding.

e) During the last five years none of the Reporting Persons or any officer or manager of CCL has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

The filing of this statement on Schedule 13D shall not be construed as an admission that any Reporting Person or any officer of manager of CCL is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

Item 3. Source and Amount of Funds or Other Consideration

In August 1998, CCL and the Issuer entered into a Plan and Agreement for Recapitalization in which (i) 4,316,405 shares of Common Stock held by CCL for its own account and on behalf of its advisory clients were converted into an equal number of shares of Series A Convertible Preferred Stock ("Series A"), and
(ii) warrants to purchase 50,000 shares of Common Stock held by CCL for its own account and on behalf of its advisory clients were converted into warrants to purchase an equal number of shares of Series A. Since August 1998, CCL has used its own funds and advisory client funds to purchase, for its own account and on behalf of its advisory clients, additional shares of Series A and warrants to purchase Series A in a series of separate transactions with the Issuer. A list of the clients on whose behalf CCL holds the Series A and warrants to purchase Series A is attached as Appendix A.

Item 4. Purpose of the Transaction

The transactions described above were negotiated with the Issuer. Based on continuing evaluation of the Issuer's business and prospects, alternative investment opportunities, economic and market conditions and all other factors deemed relevant, CCL may continue to purchase, for its own account and on behalf of its advisory clients, additional shares of Series A and warrants to purchase Series A, or some or all of the Issuer's Series A and warrants to purchas Series A may be converted to Common Stock and sold. In addition, CCL may purchase, for its own account and on behalf of its advisory clients, shares of Common Stock in the open market or in privately negotiated transactions. Except as disclosed in this Schedule 13D, the Reporting Persons have not made any proposals and have not entered into any agreements which would be related to or would result in any of the matters described in Items 4(a) through (j) of Schedule 13D; however, as part of their ongoing review of investment alternatives, the Reporting Persons may consider such matters in the future and subject to applicable laws, may formulate a plan with respect to such matters subject to applicable law, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.  Interests in Securities of the Issuer

         (a) The Reporting Persons are deemed to be the beneficial owners of 6,710,905 shares of Series A and warrants to purchase 50,000 shares of Series A. The warrants are immediately exercisable into Series A and the Series A is immediately convertible into an Common Stock on a one-to-one basis. Therefore, the Reporting Persons are deemed to beneficially own 6,760,905 shares of Common Stock which equals 41.4% of the outstanding Common Stock of the Issuer.

         (b) CCL has sole voting and dispositive power with respect to 56,991 shares of Common Stock and is deemed to have shared voting and dispositive power with respect to 6,703,914 shares of Common Stock. Jeffrey L. Grayson is deemed to have shared voting and dispositive power with respect to 6,760,905 shares of Common Stock.

         (c) On September 22, 1999, CCL purchased from the Issuer, on behalf of an advisory client, 260,400 shares of Series A and warrants to purchase 52,080 shares of Series A, for a purchase price of $499,968. On August 19, 1999, CCL purchased from the Issuer, on behalf of an advisory client, 104,170 shares of Series A and warrants to purchase 20,834 shares of Series A, for a purchase price of $200,006.40.

         (d) Each advisory client listed on Appendix A is entitled to receive dividends from and the proceeds from the sale of the Series A and warrants to purchase Series A held on their behalf. The Oregon Laborers-Employers Pension Trust is entitled to receive dividends from and the proceeds from the sale of more than 5% of the outstanding shares of Common Stock (assuming all warrants were exercised and all shares of Series A were converted to Common Stock).

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The securities held on behalf of the advisory clients listed on Appendix A are held on a discretionary basis by CCL and CCL is authorized to vote and dispose of the securities.

A Preferred Stock and Warrant Purchase Agreement is filed as Exhibit B hereto and a Stock Purchase Warrant is filed as Exhibit C hereto. All purchases of Series A and warrants to purchase Series A made since August 1998 have been made pursuant to Preferred Stock and Warrant Purchase Agreements and Stock Purchase Warrants in substantially similar form to Exhibit B and Exhibit C, respectively.

The Amended and Restated Registration Rights Agreement, filed as Exhibit D hereto, provides CCL and certain of its transferees, subject to various restrictions, demand and piggyback registration rights relating to the underlying Common Stock of the Issuer received upon conversion of the Series A.

Item 7. Material to Be Filed as Exhibits

         Exhibit A: Joint Filing Agreement dated October 12, 1999 between CCL and Jeffrey L. Grayson.

         Exhibit B: Preferred Stock and Warrant Purchase Agreement dated
                    September 22, 1999.

         Exhibit C: Stock Purchase Warrant dated September 22, 1999.

         Exhibit D: Amended and Restated  Registration  Rights  Agreement  dated
                    September 22, 1999 between CCL and the Issuer.

                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Capital Consultants LLC

/s/ Jeffrey L. Grayson                  By: /s/ Jeffrey L. Grayson
----------------------------                ------------------------------
Jeffrey L. Grayson                          Jeffrey L. Grayson, Chairman & CEO


         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                   Appendix A

OPEIU Local #11
Oregon Laborers-Employers Pension Trust Fund
Susan Grayson
Betty Norrie
Virginia Mudd Revocable Trust
Guard Publishing Company
Richard & Carol Tinney
Robert E Maloney
CCI 401(k) Profit Sharing Plan
Idaho Laborers Pension Trust
Francis Kendrick
Diana C K Untermeyer
Margaret Kendrick Trust
Carl Shrader
Carl Shrader Money Purchase Plan & Trust
Donald & Maxine Barnard
James Pritchett
John Chaney
James & Patricia Murphy
Jerry Baker
Gary Gutterman, MD, PC Profit Sharing Plan
Gary & Sheila Gutterman
Patrick Files
Dean Kirkland
Joseph & Nancy Gabriel
Bay Point Properties
James & Nancy Case
The Erickson Group LTD
Blake & Erika Grayson
LLC Barclay Grayson Family LLC
Capital Consultants LLC

                                    Exhibit A

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock of A-Fem Medical Corporation, a Nevada corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

DATED:    October 12, 1999.

                                       Capital Consultants LLC

/s/ Jeffrey L. Grayson                 By: /s/ Jeffrey L. Grayson
--------------------------             ------------------------------------
Jeffrey L. Grayson                     Jeffrey L. Grayson, Chairman and CEO

                                    Exhibit B
                            A-FEM MEDICAL CORPORATION

                           PREFERRED STOCK AND WARRANT
                               PURCHASE AGREEMENT


         Certain investors (each an "Investor" and collectively, the "Investors") acting through their agent, Capital Consultants LLC ("CCL"), have agreed to purchase an aggregate of 260,400 shares of Series A Convertible
Preferred Stock (the "Shares"), $.01 par value per share, of A-Fem Medical Corporation, a Nevada corporation (the "Company"), and warrants to purchase 52,080 shares of such Series A Convertible Preferred Stock in the form attached as Exhibit A (the "Warrants") in consideration of the payment of the sum of $499,968 (the "Consideration"). The Shares and Warrants are sometimes hereafter referred to collectively as the "Securities." Delivery and payment for the Securities shall occur as set forth in paragraph I.

         I.       Closing

         Closing of the transaction will occur when this Agreement is executed. At closing, the Company will cause certificates for the Shares and the Warrants to be delivered to CCL as agent for the Investors against payment of the Consideration.

         II.      Investor Representations

         CCL, individually and, to CCL's reasonable belief, on behalf of each of the Investors, represents, warrants, acknowledges and agrees that the following are true as of the date first below written:

         2.1 The Securities are not being registered under the Securities Act of 1933, as amended (the "Act"), and applicable state securities laws in reliance upon exemptions from registration and cannot be sold, transferred or otherwise disposed of by the Investor unless they are subsequently registered under the Act and applicable state securities laws or an exemption from such registration is available at the time of the desired sale. Therefore, the Investor must bear the economic risk of an investment in such Securities for an indefinite period. The Investor's right to require registration under federal or state securities laws of such Securities is set forth in the Registration Rights Agreement attached hereto as Exhibit B. The Investor will under no circumstances attempt to assign or otherwise transfer all or any portion of such Securities except in accordance with federal and state securities laws;

         2.2 No state or federal agency or instrumentality has made any finding or determination as to the fairness of the terms of the offering or the investment in the

Securities, nor has any state or federal agency or instrumentality made any recommendation with respect to any purchase or investment in the Securities;

         2.3 The Company has not paid and will not pay any commission or similar remuneration directly or indirectly to any person in connection with the acquisition of the Securities by the Investor, and no dealer, salesman, or any other person (other than officers of the Company) has been authorized to give any information or to make any representations in connection with the offer and sale of the Securities, and if given or made, such other information or representation must not have been relied upon as having been authorized by the Company;

         2.4 The  Company  will  rely  materially  upon  the   representations,
warranties, covenants, and agreements of the Investor set forth herein for the purpose of offering and selling the Securities to the Investor;

         2.5 The Investor is acquiring such Securities solely for investment for its own account and has no agreement, understanding or arrangement to subdivide, sell, assign, transfer or otherwise dispose of all or any part of such Securities to any other persons;

         2.6 The Investor and CCL have such substantial knowledge and experience in financial and business matters in general, and in similar investments in particular, that they are capable of reading and understanding information about the Company and evaluating the merits and risks of an investment in the Company and the merits and risks of the acquisition of the Securities;

         2.7 The Investor is familiar with the nature of and risk attending investments having the special characteristics of common stock interests in the Company and has determined on the basis of its own familiarity and knowledge of such investments that the purchase of the Securities is consistent with its investment objectives and income prospects and is making such an investment based on its own independent investigation;

         2.8 Investment in the Securities involves a degree of risk of loss by the Investor of the entire investment and there is no assurance, and the Investor has received no assurance, of any income from the investment in the Securities;

         2.9 The Investor is aware that the Securities being offered have not been approved or disapproved by the SEC or any state securities agency, nor has any such regulatory body reviewed any information with respect to the offer and sale of such Securities;

         2.10 CCL and the Investor understand that no private placement memorandum has been prepared for this investment offering, but CCL and the Investor have received and read information with regard to this investment and the Company, as required by applicable securities laws and as required to allow CCL and the Investor to adequately evaluate the investment and its related merits and risks. CCL and the Investor have the capability to determine what documents and information are necessary for CCL and the Investor to adequately evaluate the Company and this investment, and CCL and the Investor also have the capability to request, review and evaluate the necessary information;

         2.11 CCL and the Investor have had the opportunity to (i) examine and have examined sources of information that they have deemed necessary or appropriate to reach an informed investment decision concerning the purchase of the Securities, including, without limitation, the physical facilities, financial statements, books, records and files of the Company, and (ii) had reasonable opportunity to meet with representatives of the Company and questioned the directors, shareholders and officers of the Company to the extent that they have deemed necessary or appropriate so as to receive answers and to verify the accuracy of the information obtained in the above examination. CCL and the Investor acknowledge receipt of: a registration statement on Form S-2, filed with the SEC on June 28, 1999 relating to common stock of the Company; the Company's annual report to the Securities and Exchange Commission (the "SEC") on Form 10-KSB for the year ended December 31, 1998; the Company's quarterly reports on Form 10-QSB for the quarters ended March 31, 1999 and June 30, 1999; the proxy statement relating to the Company's 1997 Annual Meeting; and the proxy statement relating to a Special Meeting of the Company's shareholders held on December 12, 1997. CCL and the Investor acknowledge that the Company continues to lose money, that it will require additional financing in both the short and long term if it is to stay in business and that the failure to obtain additional financing would likely result in the cessation of business;

         2.12 The Investor is an "accredited investor" as defined in Securities and Exchange Commission Rule 501(a) of Regulation D (17 CFR 230.501(a)) and is a resident of one of the jurisdictions identified on Schedule 1;

         2.13 The financial condition of the Investor is such that the Investor is under no present need to dispose of any portion of the Securities to satisfy any existing or contemplated indebtedness;

         2.14 Each certificate representing the Securities shall be endorsed with the following legend together with any other legends required by law:

         "The securities evidenced by this Certificate have not been registered under the Securities Act of 1933, as amended (the "Act"), or any applicable state law, and no interest therein may be sold, distributed, assigned, offered, pledged or otherwise transferred unless (a) there is an effective registration statement under such Act and applicable state securities laws covering any such transaction involving said securities or (b) this corporation receives an opinion of legal counsel for the holder of these securities (concurred in by legal counsel for this corporation) stating that such transaction is exempt from registration or this corporation otherwise satisfies itself that such transaction is exempt from registration. Neither the offering of the securities nor any offering materials have been reviewed by an administrator under the Act or any applicable state law."

         The Company need not effect a transfer of the Securities, unless the conditions specified in the aforementioned legend is satisfied. The Company shall also make a notation on its stock transfer books of the foregoing restrictions on transferability and will instruct its transfer agent, if one is appointed, not to register the transfer of any of such Securities unless the conditions specified in the foregoing legend are satisfied;

         2.15 CCL has full power and authority to execute and deliver this Agreement. This Agreement has been duly and validly executed and delivered by CCL on behalf of the Investors and constitutes a legal, valid and binding obligation of CCL and the Investors enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, and other similar laws affecting the rights and remedies of creditors generally and general principles of equity; and

         2.16 The execution and delivery of this Agreement, and the terms, conditions, and provisions of this Agreement will not conflict with, or result in the breach of any term of, any corporate charter, partnership agreement, or trust agreement, or any indenture, mortgage, deed of trust, or other material agreement or instrument to which the Investor is a party, and will not constitute an event that, with the giving of notice, lapse of time or any other action by a third party, could result in any default under any of the foregoing that will result in the creation of any lien, charge, encumbrance, or security interest upon the Securities.

         2.17 CCL represents the holders of 6,450,505 shares of Series A Convertible Preferred Stock ("Series A") and the holders of Warrants to purchase 619,620 shares of Series A and is authorized to consent on behalf of such holders to the issuance of the Shares, the Warrants, and the Series A issuable on exercise of the Warrants, and to waive the provisions of Section 3.2.2(b) of the Company's Certificate of Designation dated August 28, 1998, as amended, with respect to such issuance, and hereby consents to such issuance and waives such provisions.

         III.  Representations and Warranties of A-Fem

         The Company represents and warrants to the Investors and to CCL that:

         3.1 The Company is a corporation duly organized, validly existing and in good standing under the laws of Nevada and has the requisite corporate power and authority necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted. The Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have a Material Adverse Effect. The term "Material Adverse Effect" means any change or effect that is or is reasonably likely to be materially adverse to the business, assets (including intangible assets), financial condition, results of operations, or prospects of the Company taken as a whole.

         3.2 The Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by CCL on behalf of the Investors, constitutes a legal, valid and binding obligation of the Company.

         3.3 The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company shall not, (i) conflict with or violate the Articles of Incorporation or Bylaws of the Company,
(ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Company, or (iii) result in any breach of or constitute a default under, or impair the Company's rights, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of the Company pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company is a party or by which the Company or its properties are bound or affected, except for any such breaches, defaults or other occurrences that would not, individually or in the aggregate, have a Material Adverse Effect.

         3.4 The Company has filed all forms, reports and documents required to be filed with the SEC since June 30, 1993, and has heretofore delivered to CCL in the form filed with the SEC, Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998, and a Quarterly Report on Form 10-QSB for each of the fiscal quarters ended March 31, 1999 and June 30, 1999 (the "SEC Reports"). The SEC Reports as amended (i) were prepared in accordance with the requirements of the Act or the Securities Exchange Act of 1934, as amended, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Except as previously disclosed to CCL, since June 30, 1999, the Company has conducted its business only in the ordinary course of business and in a manner consistent with past practice and, since such date, there has not been (i) any change in the financial condition, results of operations or business of the Company having a Material Adverse Effect or, to the knowledge of the Company, any development that could reasonably be expected to have a Material Adverse Effect, other than as disclosed in the SEC Reports, (ii) any damage, destruction or loss (whether or not covered by insurance) with respect to any assets of the Company having a Material Adverse Effect; or (iii) any declaration, payment, or setting aside for payment of any dividends. There are no actions, suits, or proceedings pending or, to the knowledge of the Company, threatened against the Company, nor is the Company subject to any order, judgment, or decree that would have a Material Adverse Effect.

         3.5 The Securities, when issued, sold and delivered in accordance with the terms hereof for the consideration expressed herein, will be duly and validly issued, fully paid and nonassessable and free of any liens or encumbrances created by the Company and free of any restrictions imposed under the Nevada Control Share Acquisition Act and the issuance of the Securities is not a prohibited transaction under the Nevada Business Combination Act. The issuance of the Securities will not constitute a change in control under any agreement applicable to the Company, including an agreement between the Company and Proctor & Gamble.

         IV.      Supersedes Prior Negotiation

         This Purchase Agreement supersedes in its entirety prior negotiations with CCL concerning an investment in the Company.

         V.       Counterparts

         This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument. All such counterparts together shall constitute one agreement.


         [this space intentionally left blank]

         IN WITNESS WHEREOF, the Investor and the Company have executed this Purchase Agreement dated effective as of September 22, 1999.

                                        CAPITAL CONSULTANTS LLC
                                        as Agent for the Investors


                                        /s/ Barclay L. Grayson
                                        ---------------------------------
                                        By:  Barclay L. Grayson
                                        Its: President

                                        Address: 2300 SW First Avenue
                                                 Portland, OR 97201


                                        A-FEM MEDICAL CORPORATION

                                        /s/ Steven T. Frankel
                                        ---------------------------------
                                        By:  Steven T. Frankel
                                        Its: Chief Executive Officer and
                                             President

                                        Address: A-FEM Medical Corporation
                                                 Suite J-5
                                                 10180 S.W. Nimbus Avenue
                                                 Portland, OR  97223

                                     Rider A

                            A-FEM MEDICAL CORPORATION

                                   SCHEDULE 1

         Per Section 2.12 of the A-Fem Medical Corporation Preferred Stock and Warrant Purchase Agreement dated September 22, 1999, Capital Consultants LLC represents that each Investor is a resident of one of the following jurisdictions:

         Oregon

         Washington

         Idaho

         Texas

         New Mexico

         Arizona

         Colorado

         Nevada

                                    Exhibit C

THIS WARRANT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR APPLICABLE STATE LAW, AND NO INTEREST HEREIN MAY BE SOLD, DISTRIBUTED, ASSIGNED, OFFERED, PLEDGED OR OTHERWISE TRANSFERRED UNLESS
(i) THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS COVERING ANY SUCH TRANSACTION INVOLVING SAID SECURITIES,
(ii) THIS CORPORATION RECEIVES AN OPINION OF LEGAL COUNSEL FOR THE HOLDER OF THESE SECURITIES SATISFACTORY TO THIS CORPORATION STATING THAT SUCH TRANSACTION IS EXEMPT FROM REGISTRATION, OR (iii) THIS CORPORATION OTHERWISE SATISFIES ITSELF THAT SUCH TRANSACTION IS EXEMPT FROM REGISTRATION.


No. 99P-14                                   WARRANT TO PURCHASE SHARES OF
                                             CONVERTIBLE PREFERRED STOCK


                             STOCK PURCHASE WARRANT

                              TO PURCHASE SHARES OF
                         CONVERTIBLE PREFERRED STOCK OF
                            A-FEM MEDICAL CORPORATION

         For value received as set forth in that certain Preferred Stock and Warrant Purchase Agreement between certain investors (each an "Investor" and collectively, the "Investors") acting through their agent, Capital Consultants LLC ("CCL"), and A-Fem Medical Corporation, a Nevada corporation (the "Company") dated September 22, 1999, the Company grants to Capital Consultants LLC as Agent for Client No. 518-88, the Holder, as hereinafter defined, the right, subject to the terms of this Warrant, to purchase 52,080 shares of the Company's Series A Convertible Preferred Stock, par value $.01 per share, at $.01 per share, as adjusted (the "Exercise Price") .

         Section 1  Definitions.

         As used in this Warrant, unless the context otherwise requires:

         1.1. "Exercise Date" means any date when this Warrant is exercised in the manner indicated in Sections 2.1 and 2.2.

         1.2. "Expiration Date" means 5:00 p.m. Pacific Time, ten years from the date hereof.

         1.3. "Holder" means (i) CCL, as agent for any Investor it represents and (ii) each Investor.

         1.4. "Securities Act" means the Securities Act of 1933, as amended from time to time, and all rules and regulations promulgated thereunder, or any act, rules or regulations that replace the Securities Act or any such rules and regulations.

         1.5. "Preferred Stock" means shares of the class designated as Series A Convertible Preferred Stock, par value $.01 per share, of the Company.

         1.6. "Common Stock" means shares of the class designated as Common Stock, par value $.01 per share, of the Company.

         1.7. "Warrant Shares" means any shares of Preferred Stock issued or issuable upon exercise of this Warrant.

         Section 2  Duration and Exercise of Warrant.

         2.1  Exercise Period

         Subject to the provisions of Sections 2.4, 4 and 6 hereof, this Warrant may be exercised, in whole or in part, during the period commencing on the date two years after the date hereof and ending on the Expiration Date. After the Expiration Date this Warrant shall become void, and all rights to purchase Warrant Shares hereunder shall thereupon cease.

         2.2      Method of Exercise

         This Warrant may be exercised  by the Holder,  in whole or in part,  by
(i) surrendering this Warrant to the Secretary of the Company, (ii) tendering to the Company payment in full by cash or by check acceptable to the Company of the Exercise Price for the Warrant Shares for which exercise is made and (iii) executing and delivering to the Secretary of the Company an Exercise Form, in the form attached to this Warrant.

         Upon exercise, the Holder shall be deemed to be the holder of record of the Warrant Shares for which exercise is made, even though the transfer or registrar books of the Company may then be closed or certificates representing such Warrant Shares may not then be actually delivered to the Holder.

         No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. In lieu of any fractional share to which the Holder would otherwise be entitled, the Company shall round up or down the number of shares to the nearest whole share.

         2.3   Certificates

         As soon as practicable after the exercise, at the Company's expense, certificates for such Warrant Shares shall be delivered to the Holder and, unless this Warrant has expired, a warrant representing the number of Warrant Shares, if any, with respect to which this Warrant shall not have been exercised shall be issued to the Holder.

         2.4   Securities Act Compliance

         Unless the transfer of the Warrant Shares shall have been registered under the Securities Act, as a condition of the delivery of certificates for the Warrant Shares, the Company may require the Holder to deliver to the Company, in writing, representations regarding the Holder's sophistication, investment intent, acquisition for Holder's own account and such other matters as are reasonable and customary for purchasers of securities in an unregistered private offering. The Company may place conspicuously upon each Warrant and upon each certificate representing the Warrant Shares a legend substantially in the following form, the terms of which are agreed to by the Holder:

         "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR APPLICABLE STATE LAW, AND NO INTEREST THEREIN MAY BE SOLD, DISTRIBUTED, ASSIGNED, OFFERED, PLEDGED OR OTHERWISE TRANSFERRED UNLESS (i) THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS COVERING ANY SUCH TRANSACTION INVOLVING SAID SECURITIES, (ii) THIS CORPORATION RECEIVES AN OPINION OF LEGAL COUNSEL FOR THE HOLDER OF THESE SECURITIES SATISFACTORY TO THIS CORPORATION STATING THAT SUCH TRANSACTION IS EXEMPT FROM REGISTRATION, OR (iii) THIS CORPORATION OTHERWISE SATISFIES ITSELF THAT SUCH TRANSACTION IS EXEMPT FROM REGISTRATION."

         2.5   Taxes

         The Company shall not be required to pay any tax that may be payable in respect of any transfer of this Warrant.

         Section 3  Validity and Reservation of Warrant Shares.

         The Company covenants that all shares of Preferred Stock issued upon exercise of this Warrant, pursuant to the terms and conditions herein, will be validly issued, fully paid, nonassessable and free of preemptive rights. The Company agrees that, as long as this Warrant may be exercised, the Company will reserve from its authorized and unissued Preferred Stock a sufficient number of shares to provide for the issuance of the Preferred Stock upon exercise of this Warrant (and shares of its Common Stock for issuance on conversion of such Preferred Stock).

         Section 4  Limited Rights of Warrant Holder.

         The Holder shall not, solely by virtue of being the Holder of this Warrant, have any of the rights of a holder of Preferred Stock of the Company, either at law or equity, until such Warrant shall have been exercised and the Holder shall be deemed to be the holder of record of Warrant Shares as provided in this Warrant, at which time the person or entity in whose name the certificate for Warrant Shares being purchased is to be issued shall be deemed the holder of record of such shares for all purposes.

         Section 5  Loss of Warrant.

         Upon receipt by the Company of reasonably satisfactory evidence of the loss, theft, destruction or mutilation of this Warrant and either (in the case of loss, theft or destruction) reasonable indemnification and a bond satisfactory to the Company if requested by the Company or (in the case of mutilation) the surrender of this Warrant for cancellation, the Company will execute and deliver to the Holder, without charge, a new Warrant of like tenor and amount.

         Section 6  Adjustments.

         The Exercise Price and the number of shares purchasable under this Warrant are subject to adjustment from time to time as follows:

         6.1   Merger, Sale of Assets, etc.

         If at any time while this Warrant, or any portion thereof, is outstanding and unexpired there shall be a reorganization (other than a combination, reclassification, exchange or subdivision of shares provided for herein), merger or consolidation of the Company with or into another corporation, or the sale or transfer of all or substantially all of the Company's properties and assets to any other person, then, as a part of such reorganization, merger, consolidation, transfer or sale, provision shall be made so that the Holder of this Warrant shall thereafter be entitled to immediately exercise this Warrant and to receive upon exercise of this Warrant, and upon payment of the Exercise Price then in effect, the number of shares of stock or other securities or property of the Company, or of the successor corporation resulting from such reorganization, merger, consolidation, transfer or sale, to which a holder of the shares deliverable upon exercise of this Warrant would have been entitled to receive in such reorganization, merger, consolidation or sale, all subject to adjustment as provided herein.

         6.1   Reclassification, etc.

         If the Company, at any time while this Warrant or any portion hereof, remains outstanding and unexpired by reclassification of securities or otherwise, shall change any of the securities as to which purchase rights under this Warrant exist into the same or a different number of securities of any other class or classes, this Warrant shall thereafter represent the right to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the securities that were subject to the purchase rights under this Warrant immediately prior to such reclassification or other change and the Exercise Price thereof shall be appropriately adjusted, all subject to further adjustments as provided in this Section.

         6.3   Split, Subdivision or Combination of Shares.

         If the Company at any time while this Warrant, or any portion hereof, remains outstanding and unexpired shall split, subdivide or combine the securities as to which purchase rights under this Warrant exist, into a different number of securities of the same class, the Exercise Price for such securities shall be proportionately decreased in the case of a split or subdivision or proportionately increased in the case of a combination.

         6.4   Adjustments for Dividends in Stock or Other Securities or
               Property.

         If while this Warrant, or any portion hereof, remains outstanding and unexpired, the holders of the securities as to which purchase rights under this Warrant exist at the time shall have received, or on or after the record date for the determination of eligible shareholders, shall have become entitled to receive, without payment therefore, other or additional stock or other securities or property (other than cash) of the Company by way of dividend, then and in each such case, this Warrant shall represent the right to acquire, in addition to the number of shares of the security receivable upon exercise of this Warrant, and without payment of any additional consideration therefor, the amount of such other or additional stock or other securities or property (other than cash) of the Company that such holder would hold on the date of such exercise had it been the holder of record of the security receivable upon exercise of this Warrant on the date hereof and had thereafter, during the period from the date hereof to and including the date of such exercise, retained such shares and/or all other additional stock available by it as aforesaid during such period, giving effect to all adjustment called for during such period by the provisions of this Section 6.

         6.5   Certificate of Adjustments.

         Upon the occurrence of each adjustment or readjustment pursuant to this
Section 6, the Company, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Warrant a certificate, signed by the Chairman of the Board, the President or the Chief Financial Officer, setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of any such Holder, furnish or cause to be furnished to such Holder a certificate setting forth: (A) such adjustments and readjustments, (B) the Exercise Price at the time in effect and (C) the number of shares and the amount, if any, of other property that at the time would be received upon the exercise of the Warrant.

         6.6   No Impairment.

         The Company will not, by any voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Section 6 and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder of this Warrant against impairment.

         Section 7  Registration Rights.

         Upon exercise of this Warrant, the Holder shall have and be entitled to exercise, together with all other holders of Registrable Securities possessing registration rights under that certain A-Fem Medical Corporation Amended and Restated Registration Rights Agreement, of even date herewith, between the Company and CCL ("Investors' Rights Agreement"), the rights of registration granted under the Investors' Rights Agreement to Registrable Securities (with respect to the shares of common stock issuable upon conversion of the Preferred Stock issuable upon exercise of this Warrant). By its receipt of this Warrant, Holder agrees to be bound by the Investors' Rights Agreement.

         Section 8  Miscellaneous.

         8.1   Successors and Assigns

         All the covenants and provisions of this Warrant that are by or for the benefit of the Company shall bind and inure to the benefit of its successors and assigns hereunder.

         8.2   Notice

         Any notice or demand pursuant to this Warrant shall be given in writing and shall be deemed effectively given upon personal delivery to the party to be notified or three days following deposit with the United States Post Office, postage prepaid, registered or certified with return receipt requested and addressed to the party to be notified as provided below:

         If to the Company:         A-Fem Medical Corporation
                                    Suite J-5
                                    10180 S.W. Nimbus Avenue
                                    Portland, OR  97223
                                    (503) 968-8800

         If to the Holder:          Capital Consultants LLC
                                    Suite 200
                                    2300 SW First Ave.
                                    Portland, OR  97201

         Each party may specify a different address than set forth above by 10 days' advance notice thereof given in the foregoing manner.

         8.3   Applicable Law

         The validity, interpretation and performance of this Warrant shall be governed by the laws of the State of Oregon as applied to agreements among Oregon residents entered into and to be performed entirely within the State of Oregon.

         8.4   Headings

         The Article headings herein are for convenience only and are not part of this Warrant and shall not affect the interpretation thereof.

         8.5   Amendments; Waiver

         This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought. No waivers of, or exceptions to any term, condition or provision of this Warrant, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

         Dated:  September 22, 1999

                                     A-FEM MEDICAL CORPORATION



                                     By:  /s/ Steven T. Frankel
                                          --------------------------
                                          Steven T. Frankel
                                          Chief Executive Officer and President

                                  EXERCISE FORM

                          (To Be Executed by the Holder
                  to Exercise the Warrant in Whole or in Part)

To:      A-FEM MEDICAL CORPORATION


         I, the undersigned, hereby irrevocably elect to exercise the right of purchase represented by Warrant No. ____ for, and to purchase thereunder, ______ shares of Series A Convertible Preferred Stock for a purchase price of $.01 per share, as provided for therein.

         I hereby tender payment herewith to the order of A-FEM MEDICAL CORPORATION in the amount of $ _________.

         I request that certificates for such shares of Series A Convertible Preferred Stock be issued and delivered as stated below, and, if said number of shares of Series A Convertible Preferred Stock shall not be all the shares of Series A Convertible Preferred Stock purchasable thereunder, that a new Warrant for the balance remaining of the shares of Series A Convertible Preferred Stock purchasable under the within Warrant be registered and delivered to me, as stated below:

Signature:
               -----------------------------------------------------------
Name:
               -----------------------------------------------------------
Address:
               -----------------------------------------------------------
Deliver to:
               -----------------------------------------------------------
Address:
               -----------------------------------------------------------

         Note: Signature must correspond with the name as written upon the face of the Warrant in every particular, without alteration or enlargement or any change whatsoever.

                                    Exhibit D
                            A-FEM MEDICAL CORPORATION
               AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT


         This Amended and Restated Registration Rights Agreement is entered into as of the 22nd day of September, 1999, by and between A-Fem Medical Corporation, a Nevada corporation ("A-Fem"), and Capital Consultants LLC, an Oregon limited liability company, as agent for certain investors it represents (in its capacity as agent, Capital Consultants LLC is referred to herein as "CCL") and replaces and supersedes those certain Registration Rights Agreements entered into by and between A-Fem and CCL dated as of August 31, 1998, October 8, 1998, November 6, 1998, March 9, 1999, April 15, 1999, May 10, 1999, June 15, 1999, July 21, 1999,
and August 19, 1999.

         The parties agree as follows:

         1.    Definitions

         1.1 The terms "Form S-1," "Form S-2" and "Form S-3" mean such respective forms under the Securities Act of 1933, as amended ("the 1933 Act"), as in effect on the date hereof or any successor registration forms to Form S-1, Form S-2 and Form S-3, respectively, under the 1933 Act subsequently adopted by the Securities and Exchange Commission or any other federal agency at the time administering the 1933 Act (the "SEC").

         1.2 The terms "register," "registered," and "registration" refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the 1933 Act and the declaration or ordering of effectiveness of such registration statement or document.

         1.3 The term "Registrable Securities" means the shares of the common stock of A-Fem (the "Common Stock") to be issued upon conversion of the shares of convertible preferred stock (the "Preferred Stock") to be issued pursuant to
(i) the Preferred Stock and Warrant Purchase Agreement dated as of August 31, 1998, (ii) the Plan and Agreement for Recapitalization dated as of September 1, 1998, (iii) the Stock Purchase Warrant (No. 98P-1) to purchase 130,000 shares of Preferred Stock, (iv) the Preferred Stock and Warrant Purchase Agreement dated as of October 8, 1998, (v) the Stock Purchase Warrant (No. 98P-3) to purchase 127,280 shares of Preferred Stock, (vi) the Stock Purchase Warrant (No. 98P-4) to purchase 72,720 shares of Preferred Stock, (vii) the Preferred Stock and Warrant Purchase Agreement dated as of November 6, 1998, (viii) the Stock Purchase Warrant (No. 98P-5) to purchase

102,065 shares of Preferred Stock, (ix) the Stock Purchase Warrant (No. 98P-6) to purchase 1,583 shares of Preferred Stock, (x) the Stock Purchase Warrant (No. 98P-7) to purchase 552 shares of Preferred Stock, (xi) the Preferred Stock and Warrant Purchase Agreement dated as of March 9, 1999, (xii) the Stock Purchase Warrant (No. 99P-8) to purchase 31,250 shares of Preferred Stock, (xiii) the Preferred Stock and Warrant Purchase Agreement dated as of April 15, 1999, (xiv) the Stock Purchase Warrant (No. 99P-9) to purchase 20,834 shares of Preferred Stock, (xv) the Preferred Stock and Warrant Purchase Agreement dated as of May 10, 1999, (xvi) the Stock Purchase Warrant (No. 99P-10) to purchase 20,834 shares of Preferred Stock, (xvii) the Preferred Stock and Warrant Purchase Agreement dated as of June 15, 1999, (xviii) the Stock Purchase Warrant (No. 99P-11) to purchase 20,834 shares of Preferred Stock, (xix) the Preferred Stock and Warrant Purchase Agreement dated as of July 21, 1999, (xx) the Stock
Purchase  Warrant (No.  99P-12) to purchase  20,834  shares of Preferred  Stock,
(xxi) the Preferred Stock and Warrant Purchase  Agreement dated August 19, 1999,
(xxii) the Stock  Purchase  Warrant (No.  99P-13) to purchase  20,834  shares of
Preferred Stock, (xxiii) the Preferred Stock and Warrant Purchase Agreement dated as of September 22, 1999, and (xxiv) the Stock Purchase Warrant (No. 99P-14) to purchase 52,080 shares of Preferred Stock, and any Common Stock issued as a dividend or other distribution with respect to, or any other securities issued in exchange for, or in replacement of, such shares of Common Stock. As to any particular Registrable Securities, such securities will cease to be Registrable Securities when (i) they have been effectively registered under the 1933 Act and disposed of in accordance with the registration statement covering them, or (ii) they may be sold by a Holder without effective volume limitations pursuant to Rule 144 (or any similar provision that is in force) under the 1933 Act.

         1.4 The term "Holder" means (i) CCL, provided that it holds any Registrable Securities as agent for any investor it represents, (ii) each of the investors for whom CCL holds the Registrable Securities and (iii) any assignee in accordance with Section 9.

         2.    Registration Rights

         2.1   Demand Registration Rights

                  (a) If the Company shall  receive,  at any time after the date hereof, a written request from the Holders of at least 30% of the Registrable Securities then outstanding (the "Initiating Holders") that the Company file a registration statement under the Securities Act covering the registration of such Initiating Holders' Registrable Securities, then the Company shall, within five days after the receipt of such request, give written notice of such request to all Holders and shall, subject to the limitations set forth below, use its best efforts to file as soon as practicable, a registration statement under the Securities Act of all Registrable Securities that the Holders request to be registered in a written request to be given within five days of the mailing of such notice by the Company, and shall use its best efforts to cause such registration statement to be declared effective as soon as practicable.

                  (b) The Company is obligated to effect only two registrations pursuant to this Section 2.1; provided, however, that if the Company is eligible to register securities on Form S-3, then the Company is obligated to effect a registration on such Form S-3 each time such registration is requested by the Holders pursuant to this Section 2.1.

                  (c) Notwithstanding the foregoing, if the Company shall furnish to the Holders requesting a registration pursuant to this Section 2.1 a certificate signed by the President of the Company stating that, in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its shareholders for such registration statement to be filed and it is therefore essential to defer the filing of such registration statement, the Company shall have the right to defer such filing for not more than 60 days after receipt of the request of the Initiating Holders.

                  (d) Subject to Section 2.1(c), if the Company fails to file a registration statement within 20 business days after receipt of the request of the Initiating Holders ("Deadline"), then the Company will grant to the Holders requesting registration ten-year warrants, with an exercise price of $1.92 per share, to purchase the number of shares of common stock of the Company determined by the product of (1) number of days elapsed between the Deadline and the date the registration statement is filed; and (2) 1% of the Registrable Shares that the Holders requested to be registered. The warrants will contain terms, conditions and adjustments similar to warrants previously issued to the Holders, and the warrant will be issued within 30 days of the date the registration statement is filed. No such warrant will be issued to any Holder who fails to promptly supply information concerning such Holder to be included in the Registration Statement.

         2.2   Incidental Registration Rights

                  (a) If at any time after the date hereof A-Fem proposes to register any of its securities under the 1933 Act (except for registration of shares solely in connection with an employee benefit plan or a merger or consolidation) in any public offering, whether or not for sale for its own account, it will at such time give prompt written notice to Holder of its intention to do so and of Holder's rights under this Section 2.

                  (b) Upon the written request of Holder made within 30 days after the receipt of any such notice (which request shall specify the number of Registrable Securities intended to be disposed of by Holder), A-Fem will use its best efforts to effect the registration under the 1933 Act and applicable state securities laws of all Registrable Securities in connection therewith that A-Fem has been so requested to register by Holder.

                  (c) If the managing underwriter for any underwritten offering in a registration pursuant to this Section 2.2 shall inform in writing A-Fem and Holder of its belief that the number of securities requested to be included in such registration would materially and adversely affect its ability to effect such offering, then A-Fem will include in such registration the number that A-Fem is so advised can be sold in (or during the time of) such offering, first, all securities proposed by A-Fem to be sold for its own account, and second, such Registrable Securities and other securities of A-Fem requested to be included in such registration by persons exercising their incidental registration rights, pro rata on the basis of the number of shares of such securities so proposed to be sold and so requested to be included.

         3.    Obligations of A-Fem

         Whenever required under this Agreement to use its best efforts to effect the registration of Registrable Securities, A-Fem shall, as expeditiously as possible:

         3.1 Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become and remain effective for the period of the distribution contemplated thereby determined as provided hereafter.

         3.2 Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the 1933 Act with respect to the disposition of all securities covered by such registration statement.

         3.3 Furnish to Holder such reasonable number of copies of a prospectus, including any preliminary prospectus, in conformity with the requirements of the 1933 Act, and any amendments or supplements thereto and such other documents as Holder may reasonably request in order to facilitate the disposition of Registrable Securities owned by Holder.

         3.4 Use its best efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of all 50 states, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states.

         3.5 In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering. Holder shall also enter into and perform its obligations under such an agreement, including furnishing any opinion of counsel or entering into a lock-up agreement reasonably requested by the managing underwriter and take such other actions as are reasonably required in order to expedite or facilitate the disposition of the Registrable Securities to be so included in the registration statement.

         3.6 Notify Holder, at any time when a prospectus relating thereto covered by such registration statement is required to be delivered under the 1933 Act, of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and promptly file such amendments and supplements that may be required on account of such event and use its best efforts to cause each such amendment and supplement to become effective.

         3.7 Furnish, at the request of any Holder requesting registration of Registrable Securities pursuant to Section 2, on the date that such Registrable Securities are delivered to the underwriters for sale in connection with a registration pursuant to Section 2, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (i) an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities and (ii) a letter dated such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities.

         3.8 Otherwise use its best efforts to comply with all applicable rules and regulations of the SEC, and make available to its security holders, as soon as reasonably practicable, but not later than 18 months after the effective date of the registration statement, an earnings statement covering the period of at least 12 months beginning with the first full month after the effective date of such registration statement, which earnings statement shall satisfy the provisions of
Section 11(a) of the Securities Act.

         3.9 Use its best efforts to list the Restricted Securities covered by such registration statement with any securities exchange on which the Common Stock of the Company is then listed.

         For purposes of Sections 3.1 and 3.2, the period of distribution of Registrable Securities in a firm commitment underwritten public offering shall be deemed to extend until each underwriter has completed the distribution of all securities purchased by it, and the period of distribution of Registrable Securities in any other registration shall be deemed to extend until the earlier of the sale of all Registrable Securities covered thereby and one year after the effective date thereof.

         4.    Preparation; Information; Reasonable Investigation

         4.1   Furnish Information

         It shall be a condition precedent to the obligations of A-Fem to take any action pursuant to this Agreement that Holder shall furnish to A-Fem such information regarding Holder, the Registrable Securities held by Holder, and the intended method of disposition of such securities as shall be required to effect the registration of Holder's Registrable Securities.

         4.2   Preparation; Reasonable Investigation

         In connection with the preparation and filing of any registration statement under the 1933 Act pursuant to this Agreement, A-Fem will give Holder and Holder's counsel, accountants or underwriters the opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the SEC, and each amendment thereof or supplement thereto, and will give Holder such access to its books and records and such opportunities to discuss the business of A-Fem with its officers and the independent public accountants who have certified its financial statements as shall be necessary, in the opinion of Holder's counsel, accountants or underwriters, to conduct a reasonable investigation within the meaning of the 1933 Act.

         5.    Expenses of Registration

         All expenses (other than underwriting discounts and commissions and transfer taxes, if any) relating to Registrable Securities incurred in connection with the registrations, filings or qualifications pursuant to this Agreement, including without limitation all registration, filing and qualification fees, printing and accounting fees, fees and disbursements of counsel for A-Fem, and fees and disbursements of counsel to Holder, shall be borne by A-Fem.

         6.    Indemnification

         If any Registrable Securities are included in a registration statement under this Agreement:

         6.1   A-Fem Indemnification

         To the extent permitted by law, A-Fem will indemnify and hold harmless and defend Holder, the officers, directors, partners, agents and employees of Holder or any underwriter (as defined in the 1933 Act), and each person, if any, who controls Holder or underwriter within the meaning of the 1933 Act or the Securities Exchange Act of 1934, as amended (the "1934 Act"), against any losses, claims, damages or liabilities (joint or several) to which they may become subject under the 1933 Act, the 1934 Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (a "Violation"):

                  (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto,

                  (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or

                  (iii) any violation or alleged violation by A-Fem of the 1933 Act, the 1934 Act, any state securities law or any rule or regulation promulgated under the 1933 Act, the 1934 Act or any state securities law.

         A-Fem will pay or reimburse such Holder, officer, director, partner, agent, employee, underwriter, or controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action. The indemnity agreement contained in this Section 6.1 shall not apply to amounts paid in settlement of any loss, claim, damage, liability or action if such settlement is effected without the consent of A-Fem (which consent shall not be unreasonably withheld), nor shall A-Fem be liable to Holder in any such case for any such loss, claim, damage, liability or action (a) to the extent that it arises solely from or is based solely upon a Violation that occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by or on behalf of Holder or its controlling person, or (b) if such untrue statement or alleged untrue statement or omission or alleged omission was contained in a preliminary prospectus and corrected in a final or amended prospectus, and Holder failed to deliver a copy of the final or amended prospectus at or prior to the confirmation of the sale of the Registrable Securities to the person asserting any such loss, claim, damage or liability in any case where such delivery is required by the 1933 Act.

         6.2   Holder Indemnification

         To the extent permitted by law, Holder will indemnify and hold harmless A-Fem, each of its directors, each of its officers who have signed the registration statement, and each person, if any, who controls A-Fem within the meaning of the 1933 Act, against any losses, claims, damages or liabilities (joint or several) to which A-Fem or any such director, officer or controlling person, under the 1933 Act, the 1934 Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by or on behalf of Holder expressly for use in connection with such registration; and Holder will reimburse any legal or other expenses reasonably incurred by A-Fem or any such director, officer or controlling person, in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section 6.2 shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of Holder, which consent shall not be unreasonably withheld, nor, in the case of a sale directly by A-Fem of its securities (including a sale of such securities through any underwriter retained by A-Fem to engage in a distribution solely on behalf of A-Fem), shall Holder be liable to A-Fem in any case in which such untrue statement or omission or alleged untrue statement or alleged omission was contained in a preliminary prospectus and corrected in a final or amended prospectus, and A-Fem failed to deliver a copy of the final or amended prospectus at or prior to the confirmation of the sale of the securities to the person asserting any such loss, claim, damage or liability in any case where such delivery is required by the 1933 Act; and provided, further, that the indemnification obligation of Holder shall be limited to the aggregate public offering price of the Registrable Securities sold by Holder pursuant to such registration.

         6.3   Notice, Defense and Counsel

         Promptly after receipt by an indemnified party under this Section 6 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume and control the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if materially and adversely prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 6 to the extent of such prejudice, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 6.

         6.4   Contribution

         If the indemnification provided for in this Section 6 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any losses, claims, damages or liabilities referred to herein, the indemnifying party, in lieu of indemnifying such indemnified party thereunder, shall, to the extent permitted by applicable law, contribute to the amount paid or payable by such indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and of the indemnified party, on the other, in connection with the Violation(s) that resulted in such loss, claim, damage or liability, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by a court of law by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

         6.5   Survival of Rights and Obligations

         The obligations of A-Fem and Holder under this Section 6 shall survive the completion of any offering of Registrable Securities in a registration statement whether under this Agreement or otherwise.

         7.    Reports Under the 1934 Act

         With a view to making available to Holder benefits of Rule 144 promulgated under the 1933 Act and any other rule or regulation of the SEC that may at any time permit Holder to sell securities of A-Fem to the public without registration, A-Fem agrees to use its best efforts to:

         (a) make and keep public information available, as those terms are understood and defined in Rule 144, at all times;

         (b) file with the SEC in a timely manner all reports and other documents required of A-Fem under the 1933 Act and the 1934 Act; and

         (c) furnish to Holder, so long as Holder owns any Registrable Securities, forthwith upon request (i) a written statement by A-Fem that it has complied with the reporting requirements of Rule 144, the 1933 Act and the 1934 Act (at any and all times after it has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-2 or S-3 (at any time after it so qualifies), (ii) a copy of the most recent annual or quarterly report of A-Fem and such other reports and documents so filed by A-Fem, and (iii) such other information as may be reasonably requested in availing Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration or pursuant to such form.

         8.    Lock-Up Agreement

         Holder, if requested by A-Fem and an underwriter of A-Fem's securities (in a firmly underwritten public offering), shall agree not to sell or otherwise transfer or dispose of any Registrable Securities or other securities of A-Fem held by Holder for a specified period of time (not to exceed 90 days) following the effective date of a registration statement pursuant to which A-Fem proposes to sell its securities to the public generally, provided, however, that holders of at least five percent of A-Fem's Common Stock and all officers and directors of A-Fem enter into similar agreements.

         9.    Assignment of Registration Rights

         The right to cause A-Fem to register Common Stock pursuant to this Agreement may not be assigned or transferred without the prior written consent of A-Fem, which consent will not be unreasonably withheld.

         10.   Amendment

         Any provision of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of A-Fem and the Holders of a majority of the Registrable Securities. Any amendment or waiver effected in accordance with this Section shall be binding upon each Holder and A-Fem.

         11.   Termination of Registration Rights

         No Holder shall be entitled to exercise any right provided for in this Agreement after five (5) years following the date hereof.

         12.   Attorneys' Fees

         In the event any legal action is brought by any party to enforce the terms of this Agreement, the prevailing party shall be entitled to recover reasonable attorneys' fees and expenses in addition to any other relief deemed appropriate by the trial court or any appellate court or any bankruptcy court.

         13.   Successors

         Subject to Section 9 hereof, this Agreement shall bind and inure to the benefit of the successors and assigns of A-Fem and the Holders.

         14.   Entire Agreement

         This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior arrangements or understandings.

         15.   Notices

         All notices, requests, consents and other communications required or provided for herein to any party shall be deemed to be sufficient if contained in a written instrument, and shall be deemed to be given when: (a) delivered in person; (b) sent by first-class registered or certified mail with postage prepaid; (c) delivered by overnight receipted courier service; or (d) sent by facsimile transmission with delivery confirmed and followed by delivery pursuant to (b) hereof, which notice is addressed to the party at the address set forth below, or such other address as may hereafter be designated in writing by the party.

         If to A-Fem:               10180 S.W. Nimbus Avenue, Suite J-5
                                    Portland, OR  97223
                                    Attention:  Steven T. Frankel, President
                                       and Chief Executive Officer
                                    Telephone:  (503) 968-8800
                                    Facsimile:  (503) 639-3674

         with a copy to:            Patrick J. Simpson
                                    Perkins Coie, LLP
                                    1211 SW Fifth Avenue, Suite 1500
                                    Portland, OR  97204-3715
                                    Telephone:  (503) 727-2000
                                    Facsimile:  (503) 727-2222

         If to the Holder:          Capital Consultants LLC
                                    2300 SW First Avenue, Suite 200
                                    Portland, OR  97201
                                    Attention:  Jeffrey L. Grayson
                                    Telephone:  (503) 241-1200
                                    Facsimile:  (503) 241-0207

         with a copy to:            Carmen M. Calzacorta
                                    Schwabe, Williamson & Wyatt
                                    1211 SW Fifth Avenue, Suite 1600-1800
                                    Portland, OR  97204
                                    Telephone:  (503) 796-2994
                                    Facsimile:  (503) 796-2900

         16.   Event of Default

         An Event of Default shall have occurred under this Agreement if A-Fem shall fail to perform any obligation under this Agreement within thirty (30) days after notice from any Holder specifying the nature of the failure of default.

         17.   Counterparts

         This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument. All such counterparts together shall constitute one agreement.

         18.   Headings

         The headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

         19.   Governing Law

         This Agreement shall be governed by and construed in accordance with the laws of the State of Oregon.

         [this space intentionally left blank]

         IN WITNESS WHEREOF, the parties hereto have executed or caused their duly authorized representative to execute this Agreement as of the date first herein above written.



                                     Holder by:

                                     CAPITAL CONSULTANTS LLC, as agent

                                     /s/ Barclay Grayson
                                     -------------------------------------
                                     By: Barclay Grayson

                                     Its  President


                                     A-FEM:

                                     A-FEM MEDICAL CORPORATION

                                     /s/ Steven T. Frankel
                                     -------------------------------------
                                     By:  Steven T. Frankel
                                     Its:  Chief Executive Officer and President